

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04020864

March 16, 2004

Thomas J. Kim
Corporate and Securities Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/16/2004

Re: General Electric Company
Incoming letter dated March 11, 2004

Dear Mr. Kim:

This is in response to your letter dated March 11, 2004 concerning the shareholder proposal submitted to General Electric by Sandra G. Holmes. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: James H. Callwood
775 Concourse Village East
Bronx, NY 10451

40545

1934 Act, Section 14(a)
Rule 14a-8(e)(2)



Thomas J. Kim
Corporate and Securities Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06828
Phone: 203-373-2663 Fax: 203-373-3079
*Dial Comm: 8*229-2663 Fax: 8*229-3079*
e-mail: tom.kim@corporate.ge.com

March 11, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549
Attention: Grace Lee, Esq.

Re: Omission of Shareowner Proposal by Sandra G. Holmes, Represented by James H. Callwood

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that General Electric Company ("GE" or the "Company") has omitted from its proxy materials for its 2004 Annual Meeting the resolution and its supporting statement (the "Proposal") which it received from Mr. James H. Callwood, representative of Ms. Sandra G. Holmes (the "Proponent"). A copy of the Proposal, including its cover letter, is enclosed as Exhibit A.

It is GE's opinion that, assuming the Proposal is a Rule 14a-8 proposal, the Proposal is excludable pursuant to Rule 14a-8(e)(2) under the Exchange Act because the Proponent failed to submit the Proposal to the Company's principal executive offices in a timely fashion. Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Pursuant to Rule 14a-5(e), the Company disclosed in its 2003 proxy materials the deadline for submitting shareowner proposals as well as the method of submitting such proposals for the Company's 2004 Annual Meeting:

> "To be considered for inclusion in next year's proxy statement, shareowner proposals must be received at our principal executive offices no later than the close of business on November 11, 2003. Proposals should be addressed to Benjamin W. Heineman, Jr., Secretary, General Electric Company, Fairfield, Connecticut 06828."

The cover letter to the Proposal is dated January 6, 2004, as is the Federal Express USA Airbill accompanying it, a copy of which is enclosed as Exhibit B. The date stamp on the cover letter indicates that the office of Benjamin W. Heineman, Jr. received it on January 7, 2004. As January 7, 2004 is later than November 11, 2003, it is clear that the Proposal was not submitted in a timely fashion. Accordingly, the Proposal is excludable under Rule 14a-8(e)(2).

For the foregoing reasons, GE respectfully requests the concurrence of the Staff in GE's determination to omit the Proposal from GE's 2004 proxy materials pursuant to Rule 14a-8(e)(2).

Five additional copies of this letter and the enclosures are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copy of this letter, the Proponent is being notified that GE has not included the Proposal in its 2004 proxy materials.

If you have any questions, please feel free to call me at (203) 373-2663.

Very truly yours,



Thomas J. Kim

Enclosures
Cc: James H. Callwood
775 Concourse Village East
Bronx, NY 10451

Exhibit A

JAMES H. CALLWOOD
ATTORNEY-AT-LAW
775 CONCOURSE VILLAGE EAST
BRONX, NY 10451
(TEL) 718-6817092, (FAX) 681-7092

RECEIVED

JAN 07 2004

B. W. HEINEMAN, JR

January 6, 2004

Benjamin W. Heineman, Jr.
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 08828

Subject: Shareholder's Proposal Interposed by GE Shareholder - Sandra Holmes - to be Presented at GE 2004 Annual Shareholder's Meeting

Dear Mr. Heineman:

Pursuant to the provisions of SEC Rule 14-8(a)(1), listed hereinafter is documentary support of record Ownership of GE stock by proponent Sandra G.Holmes of a shareholder proposal to bew presented at the April 28, 2004 Annual Meeting of GI shareholders.

Name of shareholder - Sandra G. Holmes

Address 114 West 76th Street
New York, NY 10023
Apt. 1F

I, Sandra G. Holmes, an employee of NBC, am the record holder of a tc 10,629.4695 shares of GE stock having an aggregate cash value of $330,576.5 12-23-2003.

This record ownership is verified by the GE S& P Participation Profile aı hereto.

I, Sandra G. Holmes, the record owner of the requisite number of shares having the requisite value to be eligible to be the proponent of a shareholder's proposal declare that I intend to continue ownership of said shares through the date of the April 28, 2004, GE annual meeting of share owners.

My representative, Mr. James H. Callwood shall attend the GE annual Meeting of Share owners to be held in Louisville Kentucky on April 28, 2004 to present the shareholder's proposal of which I am the proponent.

Sincerely,



Sandra G Holmes


JAMES H. CALLWOOD
Notary Public, State Of New York
No. 02CA6090980
Qualified In Bronx County
Commission Expires April 21, 2007



GE Savings & Security Program

GE Transaction Processing Center
P. O. Box 44079, Jacksonville, FL 32231-4079
benefits.ge.com 1-800-432-4313

SANDRA G HOLMES
114 W 76TH ST
NEW YORK, NY 10023

December 31, 2003

Dear Sandra Holmes:

As of December 23, 2003, your GE Savings and Security Program (S&SP) account balance was:

Fund Name	Unit/Shares	Price Per Unit/Share	Market Value
GE Stock	10,629.4695	$ 31.10	$ 330,576.50
Mutual Fund	0.0424	$ 42.79	$ 1.81
Total Account Balance			$ 330,578.31

For the calculation of your account balance:

- The price per share for **GE Stock** is the New York Stock Exchange closing price.
- All other units are valued at the Net Asset value detemined for each investment.
- **U.S. Savings Bonds** are valued using redemption prices for the month of December.

You may obtain the daily value of GE S&SP investments (i.e, GE Stock price) by calling the GE Investment Daily Value on 1-800-843-3359.

Access via **benefits.ge.com**

Personalized S&SP account balance statements and other S&SP information are now available online through the GE Benefits Home Page at **benefits.ge.com.** For additional information about S&SP investments and transaction options, please refer to ***Your Benefits Handbook***.

If you have any questions about the information on the statement, please call the GE Transaction Processing Center at 1-800-432-4313, between the hours of 9 a.m. and 5 p.m. Eastern time any weekday to speak with a plan specialist.

Sincerely,

GE Transaction Processing Center

Data shown in the statement is based on the Company's records as of the date this statement was generated. GE reserves the right to make corrections if necessary.

For additional information regarding S&SP, refer to your GE Benefits Handbook
GE TPC Hours of Operation (Eastern time)
Web Site 7 a.m. - Midnight benefits.ge.com
Voice Response System 7 a.m. - Midnight
Plan Specialists 9 a.m. - 5 p.m. (weekdays)

GA2955 54000030 1056

Shareholder's Proposal -Relating to a Request That GE CEO, Jeffrey Immelt, Reconcile the Dichotomy Between His Acquiescence in Allegations of Criminal Conduct, at the April 24, 2003, Annual Meeting of GE Shareholders, and the Statutorily Defined Duty to Personally Certify, under Sarbanes-Oxley That No Fraud or Misleading Conduct Has Been Engaged in by GE/NBC

Sandra G. Holmes,114 West 76th Street, New York, NY 10023, a GE shareholder hereby states her intention to present a shareholder's proposal at the April 28, 2004, Ge Annual Shareholder's Meeting. In accordance with applicable rules of the Securities and Exchange Commission, the proposal of said shareholder (for which neither the Company nor its Board of Directors has any responsibility) is set forth below.

Text of the Shareholder Proposal

Whereas, following hereinafter is a partial transcript of an address which was made at the April 24, 2003, GE Annual Meeting of Shareowner's by proponent's representative at the behest of proponent (the full text of said address is a part of the official transcript of the April 24, 2003 Meeting and can be accessed at the following website address):

http://cbs.marketwatch.com/discussions/msgReader.asp?siteId=mktw&boardId=1262&msgId=1241

Whereas, said partial transcript references a website which proponent has placed in cyberspace at the following address:

http://cbs.marketwatch.com/discussions/msgReader.asp?siteId=mktw&boardId=1262&msgId=1181

which contains allegations of criminal conduct by GE amounting to obstruction of justice, said partial address being set out as follows:

"...I, [proponent's representative], have placed in cyberspace a Website that details with particularity not only the total lack of integrity [by GE/NBC] in regard to the litigation of this case [involving proponent], but in fact criminal conduct—criminal conduct amounting to obstruction of justice."

Whereas said partial transcript references a posting on a cbsmarketwatch.com bulletin boardwhich alleges that there is a definitive correlation between a precipitous drop in the value of GE stock and the placing of the following website in cyberspace:

http://home.att.net/~james.callwood/SandraGHolmes.html

Whereas, Jeffrey Immelt, CEO of GE, instead of challenging the abovementioned allegations of criminal conduct, amounting to obstruction of justice, and the allegation that there is a definitive correlation between the placing of the foregoing postings in cyberspace and the precipitous drop in the value of GE stock, acquiesced in said allegations by sayiing, at the end of the aforementioned address:

"...Thank you Mr. Callwood"

Whereas, new SEC rules pursuant to Sarbanes Oxley 13a-14 and 15d -14that the CEO of a corporation give a personal certification that, to the best of his knowledge, the company which he represents has not engaged in any false or misleading conduct.

Whereas, the acquiescence in the allegations of the above-mentioned conduct is totally add odds with Sarbanes-Oxley

Be it resolved that Jeffrey Immelt, be required to reconcile the dichotomy between the diametrically opposed positions represented by his acquiescence in allegations of criminal conduct, and the personal certification requirements of Sarbanes - Oxley.

Exhibit B

FedEx® Express USA Airbill

FedEx Tracking Number 844382492160

Form I.D. No. 0200

Recipient's Copy

1 From

Date 1/6/2004

Sender's Name SANDRA G. Holmes Phone 212 799-4780

Company

Address 114 WEST 76th STREET Dept./Floor/Suite/Room

City NEW YORK State NY ZIP 10023

2 Your Internal Billing Reference

3 To

Recipient's Name BENJAMIN WHEINEMAN Phone 203 373-2211

Company GENERAL ELECTRIC COMPANY

Address 3135 EASTON TURNPIKE

To "HOLD" at FedEx location, print FedEx address. We cannot deliver to P.O. boxes or P.O. ZIP codes.

Address Dept./Floor/Suite/Room

City FAIRFIELD State CT ZIP 06828

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446

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 16, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated March 11, 2004

The proposal relates to reconciliation of positions taken by the CEO.

We note that it is unclear whether the submission is a proposal made under rule 14a-8 or is a proposal to be presented directly at the annual meeting, a matter we do not address. To the extent that the submission involves a rule 14a-8 issue, there appears to be some basis for your view that General Electric may exclude the submission under rule 14a-8(e)(2) because General Electric received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if General Electric omits the submission from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,



Grace K. Lee
Special Counsel